Achillion Pharmaceuticals, Inc.

300 George Street

New Haven, CT 06511

October 18, 2006

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Achillion Pharmaceuticals, Inc.

Request to Withdraw Registration Statement on Form 8-A filed, April 5, 2006

File Number: 333-132921

Ladies and Gentlemen:

Achillion Pharmaceuticals, Inc. (the “Company”) hereby requests the consent of the Securities and Exchange Commission to withdraw the Form 8-A filed by the Company via EDGAR on April 5, 2006. The Company inadvertently filed the Form 8-A under Section 12(g) of the Securities Exchange Act of 1934. A corrected Form 8-A under Section 12(b) of the Securities Exchange Act of 1934 is being filed concurrently herewith.

Should you have any questions regarding this request, please contact me at 203-752-5414 or Susan Mazur of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company, at 781-966-2005.

Thank you for your assistance.

Very truly yours,

/s/ Mary Kay Fenton
Mary Kay Fenton Vice President and Chief Financial Officer